

EFiled: Feb 28 2022 04:55PM EST
Transaction ID 67352918
Case No. 2022-0176-MTZ

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

TODD ROWAN, Plaintiff, v. INFINITY Q CAPITAL MANAGEMENT, LLC, U.S. BANCORP FUND SERVICES, LLC, JOHN C. CHRYSTAL, ALBERT J. DIULIO, HARRY E. RESIS, BRIAN S. FERRIE, WAN-CHONG KUNG, CHRISTOPHER E. KASHMERICK, STEVEN J. JENSEN, RUSSELL B. SIMON, and SCOTT A. RESNICK, Defendants, -and- TRUST FOR ADVISED PORTFOLIOS, Nominal Defendant.	C.A. No. 2022-0176-MTZ **PUBLIC [REDACTED] VERSION AS FILED ON FEBRUARY 28, 2022**

VERIFIED DERIVATIVE COMPLAINT FOR DECLARATORY AND MONETARY RELIEF

Plaintiff Todd Rowan ("Plaintiff") alleges the following upon knowledge as to himself and his own actions, and upon information and belief as to all other matters, based upon an investigation conducted by counsel, which included, among other things, review of records obtained through multiple inspection demands pursuant to § 3819 of the Delaware Statutory Trust Act, review of public filings with

the United States Securities and Exchange Commission ("SEC"), and review of news reports, press releases and other publicly available documents.

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1.   A core responsibility of managers of mutual funds that solicit capital through the public markets is that they must accurately report to investors the net asset value ("NAV") of the fund in which capital has been invested.

2.   In this case, the board of trustees (the "Board") of the Infinity Q Diversified Alpha Fund (the "Fund"), and the Fund's primary service provider responsible for securities valuation, U.S. Bancorp Fund Services, LLC ("U.S. Bank"), failed to perform that fundamental task in historic fashion, revealing practically overnight that a reportedly *half-billion dollar* swaps portfolio was worth less than $50 million.

3.   Indeed, the Board and U.S. Bank had reported *for at least four years* that the Fund's securities were worth hundreds of millions of dollars more than in fact they were, during which time the Fund issued millions of shares to thousands of investors at fraudulently inflated NAVs.

4.   Despite the enormity of these errors, and the pending civil and criminal actions filed by the SEC and Department of Justice ("DOJ") against the Fund's portfolio manager—which the Board and U.S. Bank were statutorily and

contractually responsible for supervising—the Board and U.S. Bank are still managing the Fund's affairs, which are now being wound down in a Board-supervised liquidation.

5.   Not surprisingly, the Board has done nothing to hold themselves, U.S. Bank, or other culpable parties responsible for the Fund's losses, and instead has chosen to hold the remaining assets hostage while it uses the Fund's cash to defend against multiple pending lawsuits.

6.   Judicial intervention is required to ensure that the Fund's assets are preserved and that the culpable parties pay for the damages they have caused.

I.   INTRODUCTION

7.   The Fund was a mutual fund offered to the public through the Trust for Advised Portfolios ("TAP"), a trust consisting of multiple mutual funds (the "TAP Funds") all operated by U.S. Bank.

8.   While the Fund's portfolio of securities was managed by Infinity Q Capital Management, LLC ("Infinity Q"), U.S. Bank was responsible for virtually all of the Fund's other operations, including valuing its securities and reporting the Fund's NAV to investors on a daily basis.

9.   U.S. Bank provided its own senior employees to serve as the Fund's officers and assembled its own group of trustees to serve as the Fund's Board, which likewise serve on the boards of the other TAP Funds.

10.   The Board had direct statutory responsibility, under the Investment Company Act of 1940 Act, for accurately calculating the value of the Fund's securities every trading day, and it contracted exclusively with U.S. Bank to fulfill that duty on a day-to-day basis under the Board's supervision.

11.   In connection with its valuation duties (as well as its other responsibilities owed to the Fund), U.S. Bank agreed to be responsible for its own negligence and to indemnify the Fund for any losses incurred as a result. Under the Fund's Declaration of Trust, the members of the Board also assumed liability for their own actions, including their own gross negligence and breaches of the duty of care.

12.   From at least February 2017 through February 2021—*i.e.*, for every trading day for four years or more—the Board and U.S. Bank caused the Fund to overstate the value of its portfolio by *hundreds of millions of dollars* based on fraudulent valuations of certain swap contracts that had been manipulated by Infinity Q and its portfolio manager, James Velissaris ("Velissaris").

13.   Because roughly *two thirds* of the Fund's portfolio consisted solely of cash, the Board and U.S. Bank's only valuation obligations related to the Fund's derivative securities, largely swap contracts, which accounted for the other third of the portfolio.

14.   The Board and U.S. Bank botched those valuations so badly that the Fund's portfolio of swap instruments reported to be worth more than half a billion dollars was revealed by the SEC to be extensively mispriced and virtually worthless, forcing the Fund to liquidate immediately.

15.   While the Board represented to investors for years that it was implementing a standardized valuation process—overseen by a Valuation Committee comprised entirely of U.S. Bank employees—for verifying each and every reported value of the Fund's securities, records reveal that the Fund's swap instruments were *not subject to that process* and U.S. Bank left Infinity Q unsupervised to determine the prices of the swaps on its own.

16.   U.S. Bank permitted Infinity Q and Velissaris to select and manipulate the pricing models utilized through a pricing service offered by Bloomberg Finance ("Bloomberg"), as well as the inputs relied upon by the models to estimate prices, despite Infinity Q's obvious financial incentive to inflate the Fund's prices to avoid reporting investment losses.

17.   While U.S. Bank repeatedly informed the Board throughout the relevant period that such valuations could be "easily" checked on Bloomberg, it did not (and could not) independently verify the prices. Rather, throughout the period, U.S. Bank merely downloaded prices from Bloomberg that had been *created and manipulated by Infinity Q,* which it then integrated directly into the Fund's published NAVs.

18.   As a result, by 2020, the Fund's NAV was enormously overstated and Infinity Q and Velissaris were forced to become even more brazen to continue the scheme.

19.   The differences between the Fund's prices and those reported for the same securities by the Fund's counterparties (and even Infinity Q itself with respect to other accounts) began to diverge by millions of dollars, but U.S. Bank had no process for cross-checking the Fund's prices and thus never discovered the discrepancies.

20.   Velissaris even began to report prices that were mathematically incapable of being accurate, and routinely permitted securities to expire as worthless despite having reported significant value only days earlier, but none of these abnormalities triggered additional review by U.S. Bank.

21.   The irregularities in the Fund's prices, however, did draw the SEC's attention, and in May 2020 the SEC's Division of Enforcement launched an inquiry into the Fund's securities valuation practices.

22.   While the Board was informed of the SEC's investigation, including with respect to the mathematically impossible valuations and other abnormalities, it did not launch its own investigation and does not appear to have even substantively discussed the matter. Instead, it continued to solicit new investors in the Fund throughout 2020.

23.   By November 2020, the SEC's investigation had expanded to include U.S. Bank. Because of the ongoing valuation issues, the Board suspiciously announced at the end of December 2020 that the Fund would no longer accept new investments, but concealed the basis for that decision and the Fund's ongoing problems.

24.   In February 2021, the SEC informed the Board that the Fund should enter liquidation proceedings immediately given the extent of the valuation issues.

25.   With no prior notice to investors, on February 22, 2021, the Fund announced that it was unable to calculate an accurate NAV because of suspected inaccuracies in the Fund's swap prices, and that it would be suspending redemptions and entering liquidation.

26.   Upon that announcement, the Fund was forced by its counterparties to quickly convert its swap portfolio to cash, which it completed by early March 2021, producing only $1.25 billion of the $1.73 billion that the Fund last reported in net assets—*i.e.*, nearly $500 million was missing.

27.   The Board attributed the Fund's losses almost entirely to the "value realized on liquidation of the Fund's [swap instruments] compared to their [last] stated value." In other words, the principal securities the Board and U.S. Bank had been tasked with valuing were, in reality, worth pennies on the dollar.

28.   Since announcing the liquidation and restating the value of the Fund's portfolio, the Board has made no serious effort to recover the Fund's losses.

29.   Quite the opposite, the Board (i) retained conflicted counsel that simultaneously represents the Fund's officers—all U.S. Bank employees who had been responsible for the Fund's operations, including securities pricing; (ii) fired Infinity Q, but continued to permit U.S. Bank and the Fund's officers to oversee the Fund's affairs, including the liquidation; (iii) refused to obtain a tolling agreement with U.S. Bank, despite doing so for other of the Fund's service providers; and (iv) deferred taking any action on the Fund's behalf until the completion of a "historical" review of the Fund's NAV, which purportedly has been ongoing for nearly a year.

30.   While the Board made an initial distribution of the Fund's cash to investors, it has retained a "reserve" of over $700 million to pay for millions of dollars of ongoing expenses and indemnification obligations, including defense costs for the members of the Board and others.

31.   In December 2021—in anticipation of the filing of this case and in view of the Board's significant liability and obvious conflicts of interest—the Board appointed a new trustee and made him a one-man special litigation committee ("SLC") purportedly assigned to analyze the Fund's potential claims.

32.   But even the one-man SLC has yet to take any meaningful action with respect to the losses, and it is doubtful that any such action would involve U.S. Bank, given its continued prominence in the management of the Fund and other TAP Funds.

33.   U.S. Bank, the members of the Board and the Fund's officers owed contractual and fiduciary duties with respect to the valuation of the Fund's securities, and their liability for breaches of those duties are not exculpated in any way under the Fund's service agreements, its Declaration of Trust or otherwise.

34.   This action seeks, among other things, to recover the Fund's losses caused by the Defendants' conduct, including the liability exposure for its publication of materially inaccurate NAVs, which has subjected the Fund to multiple

securities class actions; overpayment of asset-based fees to service providers, including U.S. Bank; the investment losses caused by the Fund's unplanned and expedited liquidation of its portfolio; the costs and expenses incurred by the liquidation proceedings and associated regulatory work; the legal and indemnification costs and expenses incurred as a result of the ongoing litigation involving the Fund; and exposure to SEC enforcement proceedings and fines.

II.   THE PARTIES

A.   The Trust And The Fund

35.   The Fund is a mutual fund organized as a series of the Trust, a Delaware statutory trust governed by the Delaware Statutory Trust Act, 12 Del. C. §§ 3801 *et seq*.

36.   The Trust is registered under the 1940 Act with the SEC as an open-end investment company and consists of approximately 15 mutual funds, including the Fund.

B.   Plaintiff

37.   Plaintiff Todd Rowan is a shareholder of the Fund and has continuously held shares since at least December 10, 2020.

38.   Mr. Rowan founded and operated a brokerage firm that traded primarily on the Chicago Mercantile Exchange. He is now retired and primarily oversees a portfolio of real estate investments in the Denver, Colorado area.

C.   The Fund's Board

39.   The Board is responsible for managing the Fund's business and affairs and overseeing the service providers delegated day-to-day responsibility for the Fund's operations.

40.   In that capacity, as set forth in further detail below, the members of Board owed the Fund duties of care and loyalty, and are not exculpated for their own gross negligence under the Fund's Declaration of Trust.

41.   Six Board members were responsible for overseeing the Fund during the time period at issue in this case: Christopher E. Kashmerick, John C. Chrystal, Albert J. DiUlio, Harry E. Resis, Brian S. Ferrie, and Wan-Chong Kung (the "Trustee Defendants").

42.   Defendant Kashmerick has served as a trustee of the Trust since 2018 and is also the Fund's Chairman of the Board, President, and Principal Executive Officer. Mr. Kashmerick has been designated an "interested" trustee because he is a Senior Vice President at U.S. Bank.

43.   Defendant Chrystal has served as a trustee of the Trust since 2011 and of the Fund since its inception in 2014.

44.   Defendant DiUlio served as a trustee of the Trust since 2011 and of the Fund since its inception in 2014. He retired as a trustee in December 2020.

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45. Defendant Resis has served as a trustee of the Trust since 2012 and of the Fund since its inception in 2014.

46. Defendant Ferrie has served as a trustee of the Trust and the Fund since July 2020.

47. Defendant Kung has served as a trustee of the Trust and the Fund since July 2020.

48. The Trustee Defendants are members of the Fund's Board as well as approximately 15 other boards of mutual funds operated by U.S. Bank.

49. In December 2021, the Trustee Defendants appointed a new member to the Board, Andrew M. Calamari, Esq.

50. Mr. Calamari has been appointed as the only member of the SLC, which is purportedly responsible for investigating and prosecuting the Fund's potential claims.

D. **U.S. Bancorp Fund Services, LLC**

51. U.S. Bank is a Wisconsin limited liability company that operates a suite of mutual funds organized as Delaware statutory trusts.

52. U.S. Bank offers a "turn key" mutual fund service that provides virtually all governance, administrative, accounting, transfer agency, custody, legal and other services required to operate a mutual fund under U.S. regulations, enabling

investment advisers (typically smaller advisers, like Infinity Q) to offer their investment strategies through a public mutual fund product.

53.   U.S. Bank served as the Fund's administrator, fund accountant, transfer agent, and custodian.

54.   It also provided U.S. Bank employees to serve in the Fund's officer positions, including the Fund's Chief Compliance Officer, as well as the Trustees to serve on the Fund's Board.

55.   As a result, U.S. Bank was both contractually and practically responsible for virtually all of the Fund's day-to-day operations, including valuing the Fund's assets and calculating its NAV.

56.   As set forth in further detail below, U.S. Bank expressly agreed in its contracts with the Fund to be liable for its own negligence in performing these duties.

1.   **Fund Accountant**

57.   U.S. Bank served as fund accountant for the Fund since the Fund's inception pursuant to a Fund Accounting Servicing Agreement dated January 1, 2014 ("Accounting Agreement").

58.   Under the Accounting Agreement, U.S. Bank assumed responsibility to, among other things, "[d]etermine the net asset value of the Fund according to the accounting policies and procedures set forth in the Fund's current prospectus";

"obtain prices from a pricing source approved by the [Board] and apply those prices to the portfolio positions," including fair valuation for "securities where market quotations are not readily available"; "[c]alculate per share net asset value, per share net earnings, and other per share amounts reflective of Fund operations"; "[t]ransmit a copy of the portfolio valuation to the Fund's investment adviser daily"; report to the Fund and NASDAQ the Fund's "net asset value for each valuation date"; and "[p]repare monthly reports that document the adequacy of accounting detail to support month-end ledger balances."

59.   U.S. Bank agreed to "exercise reasonable care in the performance of its duties" under the Accounting Agreement and expressly retained liability for its own "negligence." It also agreed to indemnify the Fund for any losses or liabilities incurred because of its negligence or other misconduct.

60.   U.S. Bank was compensated by the Fund under the Accounting Agreement by an asset-based fee based on the Fund's current average daily net assets plus additional fees for providing securities pricing services and reimbursements for out-of-pocket expenses.

2. **Fund Administrator**

61. U.S. Bank served as the Fund's administrator since the Fund's inception pursuant to a Fund Administration Servicing Agreement dated January 1, 2014 (the "Admin Agreement").

62. Under the Admin Agreement, U.S. Bank assumed responsibility to, among other things, "[s]upervise the Fund's custodian and fund accountants in the maintenance of the Fund's general ledger and in the preparation of the Fund's financial statements, including oversight of expense accruals and payments [and] the determination of net asset value."

63. U.S. Bank also agreed to prepare and coordinate materials for the Fund's Board, including "reports for the Board of Trustees based on financial and administrative data."

64. As above, U.S. Bank agreed to "exercise reasonable care in the performance of its duties" and expressly retained liability for its own "negligence." It also agreed to indemnify the Fund for any losses or liabilities incurred because of its own negligence or other misconduct.

65. U.S. Bank's compensation for providing services under the Admin Agreement is "bundled" with its fee for fund accounting services described above,

which included an asset-based fee as well as additional fixed fees and reimbursements.

3. Chief Compliance Officer

66. U.S. Bank also agreed to provide personnel to serve as the Fund's Chief Compliance Officer ("CCO"), who is responsible for designing, implementing and overseeing the Fund's compliance program under SEC Rule 38a-1.

67. SEC Rule 38a-1 requires the Fund to "[a]dopt and implement written policies and procedures reasonably designed to prevent violation of the Federal Securities Laws by the fund, including policies and procedures that provide for the oversight of compliance by each investment adviser, principal underwriter, administrator, and transfer agent of the fund."

68. The Fund's compliance program was intended to cover securities pricing, including fair valuation, and the Fund's CCO was responsible for "[d]aily monitoring of securities positions."

69. The Fund's CCO was required to report to the Board annually regarding the compliance program's operations, any material developments, and any proposed modifications.

4. Other Functions

70. In addition to serving as the Fund's administrator, fund accountant, and CCO, U.S. Bank also served as the Fund's transfer agent pursuant to a Transfer Agent Servicing Agreement ("TA Agreement") and the Fund's custodian pursuant to a Custody Agreement, each dated January 1, 2014.

71. As Fund's transfer agent, U.S. Bank was responsible for, among other things, processing "all orders for the purchase, exchange, transfer and/or redemption of [Fund] shares" at the Fund's reported NAV.

72. As the Fund's custodian, U.S. Bank was responsible for, among other things, supplying "necessary information to . . . compute the value of the assets of the Fund," reconciling pricing discrepancies between the Fund's valuations and other reported valuations of the same securities, and obtaining "favorable opinions" from the Fund's auditors with respect to the Fund's public filings, including its registration statements and financial reports.

73. As above, U.S. Bank accepted contractual liability for its own "negligence" under both the TA Agreement and Custody Agreement.

74. U.S. Bank was compensated by the Fund under the TA Agreement and Custody Agreement by asset-based and transactional fees plus reimbursements for out-of-pocket expenses.

E.   The Officer Defendants

75.   The Fund's executive officers included the following: Christopher E. Kashmerick, Steven J. Jensen, Russell B. Simon, and Scott A. Resnick (the "Officer Defendants").

76.   Each of the Officer Defendants is a U.S. Bank employee and was assigned to serve in their respective capacities pursuant to U.S. Bank's service contracts with the Fund.

77.   Defendant Kashmerick is a Senior Vice President at U.S. Bank and, in addition to serving on the Fund's Board, was also the Fund's President and Principal Executive Officer. He was the Fund's senior most officer and was responsible for its operations. Mr. Kashmerick was a member of the Valuation Committee.

78.   Defendant Jensen is a Senior Vice President at U.S. Bank and served as the Fund's CCO and AML Officer. Mr. Jensen had overall responsibility for creating, administering and overseeing the Fund's compliance processes, which was intended to cover securities pricing and fair valuation among other things.

79.   Defendant Simon is a Vice President at U.S. Bank and served as the Fund's Treasurer and Principal Financial Officer. He was responsible for, among other things, the Fund's financial statements, including valuation of its securities and publication of its NAV, and was a member of the Valuation Committee.

80.   Defendant Scott A. Resnick is an Assistant Vice President at U.S. Bank and served as the Fund's Secretary.

F.   Infinity Q

81.   Infinity Q is an SEC-registered investment advisory firm, organized as a Delaware limited liability company, which served as the Fund's investment adviser pursuant to an Investment Advisory Agreement dated September 23, 2014.

82.   Under the IAA, Infinity Q assumed contractual responsibility to, among other things, "manage and oversee the investments of [the] Fund," and agreed to perform its duties using its "best judgment and efforts in rendering the advice and services to each Fund" and to "conduct its operations at all times in conformance with the Advisers Act, the Investment Company Act, and any other applicable state and/or self-regulatory organization regulations."

83.   Under the IAA, Infinity Q expressly assumed liability to the "Fund or to any shareholder" for its own "willful malfeasance, bad faith, gross negligence, or reckless disregard."

84.   During the relevant time period, Infinity Q also managed the "Infinity Q Volatility Alpha Fund, LP," a "private pooled investment vehicle" with an investment strategy that was "substantially similar" to the Fund's (the "Private Fund").

III. **JURISDICTION**

85.   This Court has subject matter jurisdiction pursuant to 12 Del. C. § 3804 because this matter relates to a Delaware statutory trust and seeks, among other things, equitable relief.

86.   This Court has jurisdiction over U.S. Bank pursuant to 10 Del. C. § 3104 because its primary business is to operate, and offer to the public, mutual funds organized in Delaware as Delaware statutory trusts; because it transacts substantial business with and through the Trust, a Delaware statutory trust; and because this action arises from the services provided by U.S. Bank to the Fund, a series of a Delaware statutory trust.

87.   U.S. Bank was responsible for the formation of the Fund and has been primarily responsible for its management since the Fund's inception, including with respect to securities pricing. It has procured substantial fees from the Fund for the services it has provided, and this action seeks to hold U.S. Bank accountable for wrongs it committed in connection with the services it voluntarily agreed to provide to the Fund. Therefore, jurisdiction is proper in this Court and holding U.S. Bank subject to jurisdiction in Delaware would not violate due process.

88.   This Court has jurisdiction over the Trustee Defendants pursuant to 12 Del. C. § 3804(b) because each is a trustee of a Delaware statutory trust.

89. This Court has jurisdiction over the Officer Defendants because each is an executive officer of a Delaware statutory trust, participated in the formation of the Trust and the Fund, and were primarily responsible for the Fund's management since its inception, including with respect to securities pricing. The Officer Defendants have procured substantial compensation as a result of their positions as officers of the Fund and other TAP Funds, organized as a Delaware statutory trust, and this action seeks to hold the Officer Defendants accountable for wrongs they committed in connection with the services they voluntarily agreed to provide to the Fund. Therefore, jurisdiction is proper in this Court and holding the Officer Defendants subject to jurisdiction in Delaware would not violate due process.

90. This Court has jurisdiction over Infinity Q because it is a Delaware limited liability company.

IV. BACKGROUND

A. Duties And Liabilities Of The Board

91. The Trustee Defendants owed fiduciary duties of care and loyalty to the Fund pursuant to 12 Del. C. § 3806(l), which provides that "trustees of a statutory trust that is registered as an investment company under the [1940 Act] shall have the same fiduciary duties as directors of private corporations."

92. The Trustee Defendants may be held liable for breaches of these duties because the Fund's Declaration of Trust provides that each of the Fund's trustees "shall be liable for his own willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of the office of Trustee."

93. Thus, while the Trustee Defendants owe duties identical to those owed by corporate directors, they are not exculpated under the Fund's Declaration of Trust for losses caused by their misconduct.

B. The Board's Fair Valuation Responsibilities

94. The price at which investors purchase and redeem mutual fund shares is referred to as NAV per share, which is calculated by totaling the value of a fund's securities, subtracting its liabilities, and dividing by the number of its outstanding shares.

95. Section 2(a)(41) of the 1940 Act assigns *direct responsibility* for determining the value of a fund's securities to its trustees—here, the Trustee Defendants.

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97.   Some securities, like common stock, can be easily valued because market quotations are readily available. For other types of securities, however, where market quotations are not available, the 1940 Act requires fund trustees to determine in "good faith" the "fair value" of such securities.

98.   The obligation to determine the fair value of a fund's securities is one of a limited number of critical responsibilities expressly assigned to fund trustees by the 1940 Act.

99.   The SEC has explained that while "[c]ompliance with the good faith standard [for determining the fair value of securities] generally reflects the directors' faithfulness to the duties of care and loyalty that they owe to the fund," valuation determinations are not subject to ordinary business judgment. A fund board does not "provide oversight of the performance of fair value determinations consistent solely with the business judgment rule under state law," but rather is subject to an enhanced level of scrutiny to fulfill its statutory responsibility.

100.   In order to fulfill its valuation duties, the Board was required to actively manage the Fund's process for valuing securities and publishing its NAV, including by regularly evaluating whether the Fund's valuation methodologies resulted in values that could be expected in an actual arms'-length sale and testing the accuracy

of prices by comparing them to other pricing sources, like actual trades, prices reported by other parties, or quotes from a broker-dealer or pricing service.

101. The Board was also required to mitigate the conflicts of interest between the Fund and its service providers with respect to fair valuation, especially with respect to the Fund's investment adviser, Infinity Q.

102. The SEC has long warned that investment advisers may have an incentive to value fund assets improperly in order to increase fees, improve or smooth reported returns, or comply with the fund's investment policies and restrictions.

103. For this reason, the Trustee Defendants were required to sufficiently segregate Infinity Q's investment personnel, largely its portfolio managers, from valuation activities so as to prevent the managers from influencing the fair values ascribed to the Fund's investments.

C. The Valuation Committee

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108.   As stated in the Fund's December 2019 prospectus filed with the SEC, the Valuation Committee was purportedly assigned to review each and every valuation of the Fund's securities, and the underlying basis for the valuations, including "Fair Valuation Forms," which were to be subsequently ratified by the Board:

> The Board has delegated day-to-day valuation matters to a Valuation Committee that is comprised of the Trust's President, Treasurer and Assistant Treasurer and is overseen by the Trustees. The function of the Valuation Committee is to review each Adviser's valuation of

securities held by any series of the Trust for which current and reliable market quotations are not readily available. Such securities are valued at their respective fair values as determined in good faith by each Adviser, and the Valuation Committee gathers and reviews Fair Valuation Forms that are completed by an Adviser to support its determinations, and which are subsequently reviewed and ratified by the Board.

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111.   The Board, for its part, retained sole authority to review and approve each valuation determination and formally ratify the prices, typically at quarterly Board meetings.

112.   As the Fund's adviser, Infinity Q also had valuation policies applicable to the Fund's portfolio, which were stated in Infinity Q's Compliance Policies and Procedures Manual.

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V.   SUBSTANTIVE FACTUAL ALLEGATIONS

A.   The Fund Invests Primarily In Complex Swaps And Options

114.   The Fund's investment objective was to provide so-called "absolute returns," or predictable and positive returns in good and bad market environments. Infinity Q was responsible for implementing the Fund's investment strategy, and its stated objective was to offset general market risk by deriving returns driven by the movements of various market factors.

115.   Infinity Q attempted to do so almost exclusively through complex derivative instruments, including credit derivatives, convertible securities, futures, forwards, options and swap contracts.

116.   As of February 2021, the Fund reported holding approximately $1.73 billion in net assets.

117.   Roughly a third of the Fund—*approximately $540 million*— purportedly consisted of various swap instruments, including "correlation," "credit

default," "dispersion," "dividend," "total return" and "variance" swaps as well as other derivatives.

118. The remaining assets in the Fund—*over $1.2 billion or roughly two thirds of the Fund*—consisted almost exclusively of cash or cash equivalents, largely a money market fund, which required no valuation oversight at all.

119. Thus, the Fund's primary investment exposure, the Board's primary valuation responsibility, and the Fund's most significant valuation-related risks all arose from the Fund's portfolio of swap instruments and other derivatives.

**B.   The Board And U.S. Bank Abandon
       The Valuation Policies With Respect To Swaps**

120. A swap is a type of derivative in which two counterparties agree to "swap" payments with each other based on the result of various factors, such as changes in stock prices, interest rates, commodity prices, or even the volatility a financial instrument. The prices of swaps are not publicly reported, but rather derive from movements in the particular factors relevant to the contract between the swap counterparties.

121. Because of the Fund's large exposure to complex swap instruments, accurately pricing the securities was a substantial—if not the single largest—risk facing the Fund. Indeed, all of the Fund's swaps were categorized in Levels 2 and

3 of the Financial Accounting Standards Board ("FASB") pricing hierarchy, meaning that their valuations carried the highest amounts of risk and uncertainty.

122. Unbeknownst to investors, and disregarding the significant risks associated with pricing the Fund's swap instruments, the Board and the Valuation Committee did not follow the pricing guidelines in the Valuation Policies described above, did not review the Fund's swap valuations for accuracy, and did not "gather and review" materials "to support [Infinity Q's] determinations."

123. Rather, the Board permitted virtually all of the Fund's swap instruments to be unilaterally priced by Infinity Q and its portfolio manager, Velissaris, using Bloomberg's B-Val pricing service ("B-Val") with virtually no oversight or independent verification. The only derivatives not priced by B-Val were so-called "dispersion" instruments, which Infinity Q was likewise permitted to price unilaterally using its own "proprietary modeling."

124. B-Val is a digital platform that estimates the prices of derivative instruments using financial "models" designed to match the structure of the instrument being priced. Because Bloomberg does not have access to the actual terms of a swap contract, the B-Val service relies on the accuracy of the inputs provided by the user to estimate how a particular instrument *may* trade in the market.

125. Users may select "basic" valuation models provided by B-Val with preset configurations, but may also select "custom" models that can be manipulated by the user to match the terms of specific transactions, usually as reflected by a term sheet between the counterparties, which the user manually inputs into the B-Val system.

126. After selecting a model and inputting the terms of the instrument at issue, B-Val creates a computer code that calculates the value of the position on an ongoing basis.

127. In this case, the B-Val "user" was solely Infinity Q. Since at least 2017, for purposes of calculating and publishing the Fund's NAV, U.S. Bank downloaded the prices it utilized for the Fund's swap instruments directly from a B-Val database *managed by Infinity Q and controlled by Velissaris.*

128. The Valuation Committee did not require Infinity Q to support or explain any particular swap valuation, did not collect valuation worksheets supporting the prices (as was supposed to be part of the standard valuation process), and otherwise failed to independently verify the models and inputs used in B-Val to generate prices.

129. The effect of this deviation from the Valuation Policies was that Infinity Q—and Velissaris alone—exercised complete control over the B-Val models and the calculations of the Fund's swap prices.

130. Velissaris's unsupervised modifications to the inputs or financial models in B-Val—such as inaccurately inputting the terms of a swap contract—would directly affect the reported prices for the Fund's swap portfolio, which U.S. Bank would then integrate without verification into the Fund's publicly stated NAV.

131. While the Fund's Valuation Policies purportedly prohibited Infinity Q from manipulating prices without notice to the Valuation Committee and a supporting "rationale therefor," neither the Board nor U.S. Bank had an enforcement mechanism to prevent unilateral changes to B-Val prices.

132. U.S Bank had no specific policies at all for verifying securities prices derived from B-Val, such as cross-checking the prices with counterparties, brokers or other market participants.

133. Cross-checking merely a sample of the swap prices with the Fund's counterparties and even other investments managed by Infinity Q (as the SEC ultimately did) would have immediately identified discrepancies within the Fund's portfolio, but U.S. Bank never did so.

134.   At best, the Valuation Committee appears to have periodically downloaded the valuations from B-Val using the models created by Infinity Q, but because that data ultimately derived from Infinity Q, including its fraudulent modifications of the models and the inputs, that potential control was useless.

135.   Nonetheless, U.S. Bank routinely reported superficial lists based on this data to the Board, which included no basis for the Board to actually verify the prices (indeed, the reporting did not include prices at all).

CORRELATION SWAP CONTRACTS						
Underlying Positions	Counterparty	Correlation Strike	Effective Date	Termination Date	Vega Notional	Unrealized Gain / (Loss)
Currency & Currency						
EUR/CNH FX & USD/CNH FX	MS	40.00%	9/10/20	9/10/21	(50,000) USD	$ 901,267
XAU/USD FX & EUR/USD FX	UBS	21.25%	4/28/20	1/27/21	20,000 USD	519,664

136.   While U.S. Bank repeatedly assured the Board that "Infinity Q's model priced securities pricing work sheet . . . included specific information to support valuations and that could be retrieved *easily* from a Bloomberg terminal" (emphasis added), not a single "model priced securities pricing work sheet" can be found in the Fund's records, and counsel for the Fund has admitted that no such documents exist.

137.   Indeed, U.S. Bank not only had no process to independently verify the prices, but doing so during the relevant period would have been *near impossible* given the widespread manipulation of the B-Val models and inputs by Velissaris (described below).

138. To obtain B-Val valuations consistent with those provided by Infinity Q, U.S. Bank would have had to make the same extensive modifications to the B-Val models and the same adjustments to the characteristics of the swap contracts that Velissaris used to create his fraudulent prices.

139. Had U.S. Bank truly attempted to independently verify even a sampling of the Fund's swap contracts, it would have discovered immediately that the reported values were the result of Infinity Q's fraudulent and unreliable models.

140. U.S. Bank ignored growing signs of the ongoing misconduct throughout the period, as discussed further below, including that Infinity Q repeatedly made suspicious and unusual short-term changes to the values of swap instruments and that the Fund repeatedly reported prices that were mathematically impossible or materially deviated from those reported by counterparties and other market participants.

141. Infinity Q's control over the pricing of the Fund's swaps portfolio was concealed in the Fund's public filings, which repeatedly assured investors that the Fund's "day-to-day valuation matters" for its entire portfolio had been assigned "to a Valuation Committee that is comprised of the Trust's President, Treasurer and Assistant Treasurer and is overseen by the Trustees."

142. Indeed, an email exchange between U.S. Bank and Infinity Q in 2018 demonstrates that U.S. Bank knew the Fund's model-priced securities were being priced by Infinity Q not the Valuation Committee—*i.e.*, that they were "adviser priced"—because Infinity Q "use[d] models on [B-Val] to complete valuations" and had "the ability to change inputs or calibrate any of the models."

143. Ironically, during the same time period, Infinity Q was simultaneously representing to investors that it was actually U.S. Bank or other parties who were solely responsible for securities pricing.

144. Thus, among the conflicting public representations about who was actually responsible for the Fund's valuations, neither the Board, the Valuation Committee, nor U.S. Bank were actually calculating swap prices.

145. Rather, as the SEC would find in its investigation, it was Velissaris alone who inputted and generated the B-Val prices with "virtually no oversight or contemporaneous record."

146. Notwithstanding these glaring process deficiencies and the superficial record before them, the Board routinely ratified each and every securities valuation submitted by Infinity Q and U.S. Bank.

147. The Board's resolutions even referenced "Fair Value Worksheets" that did not exist and were never used for the Fund.

Ratification of Fair Valuation Actions

> **RESOLVED**, that the actions taken by each respective investment adviser as provided for in the Trust's Valuation Procedures and as described in the Fair Value Worksheets, be, and they hereby are, approved. confirmed and ratified.

148. In other words, the Board's minutes themselves were fraudulent, given that the Trustee Defendants must have known that they were not receiving Fair Value Worksheets for the Fund in connection with their oversight of securities pricing.

C. Infinity Q Manipulates The Fund's Swap Prices At Will, Leaving A Trail Of Evidence That Neither U.S. Bank Nor The Board Investigated

149. Left virtually unsupervised to input pricing information into B-Val at his own discretion, Velissaris embarked on a years-long scheme to hide poor performance in the Fund with inflated valuations.

150. Among other things, Velissaris made changes to the underlying valuation code of the B-Val models, modified inputs in the models that did not match the term sheets, selected inappropriate valuation models for the security as issue, and cherry picked desirable pricing factors on a security-by-security basis—all in an effort to hide losses, boost reported performance, and attract new investors to the Fund.

151. The result of Infinity Q's misvaluations snowballed over time, eventually resulting in *hundreds of millions of dollars* of fictious value by 2020, as demonstrated by the SEC's chart below:

Month End	IQ Reported Mutual Fund NAV	Recalculated Mutual Fund NAV	Difference	Percent Overvalued
3/31/2017	$156,433,465	$150,456,249	($5,977,216)	3.97%
6/30/2017	$159,886,216	$150,827,761	($9,058,455)	6.01%
9/30/2017	$165,306,959	$159,449,652	($5,857,307)	3.67%
12/31/2017	$173,098,348	$170,908,162	($2,190,187)	1.28%
3/31/2018	$210,240,557	$206,520,975	($3,719,582)	1.80%
6/30/2018	$234,320,148	$225,651,709	($8,668,439)	3.84%
9/30/2018	$310,450,929	$304,083,779	($6,367,150)	2.09%
12/31/2018	$428,724,464	$400,457,990	($28,266,474)	7.06%
3/31/2019	$549,812,778	$517,609,174	($32,203,604)	6.22%
6/30/2019	$626,243,979	$575,038,219	($51,205,759)	8.90%
9/30/2019	$702,332,704	$636,806,877	($65,525,827)	10.29%
12/31/2019	$770,265,076	$678,227,874	($92,037,201)	13.57%
3/31/2020	$1,051,949,041	$634,596,397	($417,352,644)	65.77%
6/30/2020	$1,367,755,693	$883,049,535	($484,706,158)	54.89%
9/30/2020	$1,634,510,959	$1,149,333,710	($485,177,249)	42.21%
12/31/2020	$1,807,630,993	$1,399,060,792	($408,570,201)	29.20%
2/18/2021	$1,727,194,949	$1,330,371,820	($396,823,128)	29.83%

152.   Based on the Fund's fraudulently inflated NAV, Infinity Q and U.S. Bank reaped millions of dollars in management fees taken as a percentage of the Fund's nonexistent assets.

153.   Infinity Q's scheme became more difficult to sustain as the years passed by, and Velissaris was forced to become more blatant to keep the Fund afloat.

154.   As a result, visible warning signs began to emerge with respect to the Fund's swaps pricing, which were routinely ignored by the Board and U.S. Bank.

155.   First, Infinity Q routinely entered the same swap contracts for both the Fund as well as Infinity Q's private hedge fund, the Private Fund, which implemented a materially identical investment strategy.

156. In cases where the two funds held identical securities, Infinity Q repeatedly reported prices for the Fund that did not match, and in some cases were greater than, the prices used in the Private Fund for the same security.

157. For example, in 2019, the prices of a variance swap trade allocated equally to the Fund and the Private Fund diverged between the funds by over $2 million, despite that Infinity Q's compliance rules required identical securities between the funds to be priced identically.

158. While the Private Fund's prices were not publicly reported, U.S. Bank simultaneously served as the Private Fund's administrator and thus had direct access to these inconsistent prices, but neither the Valuation Committee nor any other U.S. Bank personnel effectively cross-checked the valuations between the Fund and the Private Fund.

159. Thus, even a simple cross-check of the internal data available on U.S. Bank's own systems could have revealed Infinity Q's misconduct.

160. Second, Infinity Q began reporting *mathematically impossible valuations* that were included in the Fund's public filings and drew obvious attention from the SEC.

161. For example, some of the Fund's swaps were priced based on so-called "volatility" factors (*i.e.*, the value of the swap moves up and down based on the level

of volatility in a given market). While volatility may be low or high, it cannot be negative.

162. Nonetheless, in order to generate inflated prices for volatility swaps, Velissaris inputted negative volatility data into B-Val, which U.S. Bank dutifully integrated into the Fund's NAV.

163. Any valuation professional—and especially the members of the Valuation Committee and U.S. Bank's valuation personnel, who were specifically charged with verifying the Fund's prices—could have identified this obvious inconsistency, as the SEC and other market participants ultimately did. U.S. Bank's failure to do so suggests that it was conducted no analysis at all.

164. Third, Infinity Q reported swap prices that blatantly deviated from the prices disclosed in the same positions by unaffiliated counterparties, which in some cases were publicly reported.

165. Because the Fund's swap contracts typically included two parties—the Fund and the counterparty to the swap—at least two valuations were independently made with respect to the same instrument—one by the Fund (*i.e.*, by Infinity Q) and one by the unaffiliated counterparty (and its valuation professionals).

166. By at least December 2019, emails show that Infinity Q personnel were aware internally that the Fund's counterparties were marking swaps with

"substantially" different prices than Infinity Q was calculating and reporting through B-Val.

167. Indeed, throughout 2020, Infinity Q and Velissaris fended off margin calls from counterparties based on significantly disparate valuations of the Fund's swap instruments, including variations of as much as "3-7mm per line item."

168. In one instance, for example, the Fund's swap positions with a single counterparty were marked at a value of *over $30 million* when the counterparty showed a *valuation of less than $200,000*.

169. Neither the Board nor U.S. Bank had a process to cross-check the Fund's reported swap prices with counterparties holding the same instrument, which like cross-checking to the Private Fund, would have revealed Infinity Q's misconduct.

170. Fourth, Infinity Q repeatedly made suspicious short-term changes to the value of the Fund's swap instruments, including that it reported swaps expiring as worthless despite having reported material valuations within days of the termination dates.

171. Absent an explanation based on market conditions, the Fund's swaps prices should not routinely have been subject to drastic changes over the course of a

few days before termination, and such changes should have raised flags with the Board and U.S. Bank.

172. Even a superficial investigation by the Board or Valuation Committee as to why such securities had incurred drastic price changes in the days before their termination would have revealed the improprieties in the Fund's portfolio, but the Fund's records suggest that no such investigation was ever considered by U.S. Bank or the Board.

**D.   The Board And The Valuation Committee
Continue To Rubberstamp Infinity Q's Prices
Despite The SEC's Investigation And More Red Flags**

173. In May 2020—tipped off by the mathematically impossible valuations and the conflicting swap prices reported by the Fund's counterparties—the SEC's Division of Enforcement launched an inquiry into the Fund's valuation practices.

174. The SEC informed Infinity Q and Velissaris of the Fund's pricing discrepancies when it launched the inquiry in May 2020, and Infinity Q immediately informed U.S. Bank and the Fund's CCO.

175. However, the Board either was not aware of, or failed to address, the SEC's investigation at the time. For example, minutes from the Board's regular meeting in June 2020 do not discuss the SEC's investigation or allegations, despite that the Board received an update from the Fund's CCO.

176. In June 2020, amid precipitous declines in the value of similar funds, the *Institutional Investor* reported rumors that Infinity Q's Private Fund, which implemented materially the same strategy as the Fund, had incurred a "substantial" first-quarter loss, which Infinity Q publicly denied.

177. As the SEC would reveal, Infinity Q at this point shifted its manipulation into overdrive to cover up the Fund's mounting losses and increasingly precarious financial position.

178. Publicly, Infinity Q claimed that the Private Fund and the Fund had experienced gains, and neither U.S. Bank nor the Board evaluated the suspicious performance results.

179. Board minutes from the time period do not discuss potential valuation issues, the market conditions affecting the Fund, or the *Institutional Investor* allegations regarding the Private Fund's "substantial" loss.

180. On June 8, 2020, the Fund's CCO, Mr. Jensen, provided an "Annual Compliance Report" to the Board, which did not discuss the Fund's ongoing securities valuation issues, despite that securities valuation was a critical area of responsibility for Mr. Jensen as the Fund's CCO.

181. Mr. Jensen's compliance review was intended to encompass compliance with both the Fund's Valuation Policies as well as Infinity Q's own policies as the Fund's adviser, which likewise were being blatantly violated.

182. For example, Infinity Q's valuation policies required "a minimum of two independent prices" for determining "fair value" and provided that the "average of the external prices" should be used to determine the price.

183. Even a superficial review at this time or in the preceding years would have revealed that Infinity Q was not gathering comparable prices, but rather was unilaterally pricing the securities with B-Val. Yet none of these violations were detected or reported by Mr. Jensen, as the Fund's CCO, or U.S. Bank.

184. On June 29, 2020, U.S. Bank did inform the Board that it had stumbled upon certain valuation errors regarding the Fund's swap instruments, including that Infinity Q had "provided trade information on March 3 with respect to two Yen spot contracts that was incorrect because the trade direction of the contracts was flipped," and also that "there were two volatility swap trades that did not settle for the amounts originally instructed by Infinity Q" and the "differences in settlement amounts were not appropriately investigated and resolved in a timely manner."

185. But these errors were only the tip of the iceberg, and neither the Board nor the Valuation Committee conducted a comprehensive review of the swap instruments at that time to identify the root cause of the valuation issues.

186. To the contrary, Mr. Jensen informed the Board that he was "satisfied with the compliance controls in place at [Infinity Q] and within Fund Services [and]

U.S. Bank," including with respect to "[v]aluation of portfolio securities," despite that none of the purported compliance controls within Infinity Q, the Fund or U.S. Bank were being followed with respect to swaps.

187. During a regularly scheduled Board meeting in June 2020, the Board again ratified the Fund's securities valuations, and U.S. Bank repeated its representations that the prices of the swap instruments could be "easily retrieved" from B-Val, despite no record evidence that it had done so.

188. In August 2020, the Board appears to have been informed for the first time of the SEC's valuation investigation by Mr. Jensen, the Fund's CCO, in a quarterly compliance report, which stated that only that:

> On May 13, 2020, the Trust CCO was notified via email of an adviser inquiry of Infinity Q Capital Management, LLC by the SEC's Division of Enforcement. The request seems similar to the prior SEC exam. Initial requested documents were submitted on May 29, 2020. A secondary, formal document request from the SEC was received by Infinity Q on June 23, 2020, with materials submitted to the SEC on July 7, 2020. There have been no subsequent communications with Infinity Q. All information has been provided and the inquiry is ongoing.

189. Upon learning of the investigation, the Board took no action to evaluate the SEC's allegations or otherwise determine whether there were improprieties in the Fund's securities pricing.

190.	To the contrary, Mr. Jensen stated to the Board that Infinity Q had "resolved the firm's valuation issues" and "decreased" its valuation risks.

**E.	The Fund's Auditor "Tests" The Fund's Securities Pricing Relying On The Same Fraudulent Data Utilized By U.S. Bank**

191.	███

██

██

192.	The risk was so high that EisnerAmper informed the Board in an August 2020 meeting that, as part of its annual audit review, EisnerAmper would "utilize a third-party valuation specialist to assist in the review of the valuations of the Fund's Level 3 securities," and that an area of "emphasis" would be "[m]anagement's judgment in estimating valuation related to over-the-counter Level 3 derivatives."

193.	However, the methodology that EisnerAmper utilized for the testing, which was ultimately approved by the Board's Audit Committee, was fundamentally flawed for the same reasons that U.S. Bank's ongoing oversight was deficient and not identifying substantial pricing errors.

194.	EisnerAmper claimed to have "independently tested on a sample basis the model utilized in determining the valuation using inputs from the instruments term sheets and an implied volatility based on an independent broker-quote or recalculation

44

using Bloomberg," as well as the control "whereby the [model] valuations from Bloomberg are independently downloaded by U.S. Bancorp Global Fund Services (Fund Administrator) and compared to the Investment Advisor's download."

195. But, like U.S. Bank's process for the preceding years, EisnerAmper mistakenly relied on the fraudulent B-Val models and inputs *created by Infinity Q,* and did not attempt to truly replicate or independently verify the valuations that Infinity Q had been reporting. Indeed, doing so would have been near impossible for the reasons explained above: attempting to match Velissaris's extensive modifications to the models and inputs would have immediately revealed the pricing misconduct.

196. As a result, EisnerAmper's review revealed only *$4.5 million* in pricing discrepancies, despite that only a few months later the SEC would reveal that the swap portfolio was *nearly worthless* and the Fund's portfolio would be marked down by $500 million.

197. EisnerAmper also arranged to have *three* sample swaps (of more than 150 contracts) independently tested by an outside valuation specialist.

198. But the sample size was so small that, when Velissaris learned of the swaps that EisnerAmper planned to test, he was able to fraudulently modify the term sheets so as to change the factors affecting their value and prevent detection.

199. Although Infinity Q personnel had already uploaded the actual term sheets to an online portal accessible to EisnerAmper, Velissaris arranged to have them replaced by the altered term sheets.

200. While EisnerAmper knew that the term sheets had been purportedly "updated" by Infinity Q without an explanation of what might have changed about the transactions, it made no effort to compare the two versions or otherwise determine why the original term sheets had been altered.

201. The position that was tested and purportedly confirmed by EisnerAmper's valuation specialist was valued at over $22 million, but would soon prove to be worth less than $5 million.

202. Based on this wholly deficient review, EisnerAmper concluded that any pricing discrepancies within the Fund's portfolio were immaterial and that the risk of "material misstatement of the valuation of derivatives [had] been reduced to an acceptable level."

F.   **The SEC Shuts Down The Fund And Forces Liquidation**

203. On November 18, 2020, as part of its escalating investigation of the Fund's valuation practices, the SEC served an additional document subpoena on U.S. Bank.

204. Thereafter, on December 30, 2020, the Board closed the Fund to new investment because of the ongoing "swap valuation issues," according to the SEC.

205. Publicly, however, the Board said nothing about the Fund's valuation issues, and rather merely announced that the Fund would no longer accept new investments:

> Effective as of the close of business on December 31, 2020, the Infinity Q Diversified Alpha Fund (the "Infinity Q Fund") is closed to all new investment, including through dividend reinvestment, and the Infinity Q Fund's transfer agent will not accept orders for purchases of shares of the Infinity Q Fund from either current Infinity Q Fund shareholders or new investors. Current shareholders, however, may continue to redeem Infinity Q Fund shares. If all shares of the Infinity Q Fund held in an existing account are redeemed, the shareholder's account will be closed.

206. The Fund's records do not show the basis for the Board's decision, and investors were not advised of any potential issues concerning the Fund until February 2021.

207. On February 18, 2021, the SEC informed the Board of its view that Infinity Q and Mr. Velissaris had been manually manipulating the value of the Fund's swap contracts to overstate their value, and that the Fund's pricing inaccuracies were widespread.

208. The valuation issues were too extensive to remediate individually, and the SEC informed the Board that it should suspend redemptions in the Fund immediately and begin the process of liquidation.

209. The swap instruments alone accounted for 18% of the Fund's nearly $1.8 billion in assets, and thus rendered the Fund's previously published NAVs inaccurate and unreliable.

210. During a February 19, 2021 special meeting, Infinity Q admitted to the Board that there were "internal disagreements" regarding swaps pricing and that "the scripts in [B-Val] used for certain of the Fund's investments, were being altered by Mr. Velissaris," including in at least "150 positions."

211. Infinity Q refused to "sign off on the Fund's NAV" because it was "not comfortable that it would be correct."

212. Thereafter, at the SEC's insistence, the Board suspended redemptions of shares of the Fund and sought approval from the SEC to liquidate.

213. It also engaged Alvarez and Marsal Valuation Services, LLC ("A&M"), a pricing consultant, to conduct a historical review of the Fund's "OTC derivatives priced through Bloomberg's BVAL pricing service," including "variance swaps," which the Board could have done at any time in the preceding year.

214. Because the full scope of the pricing inaccuracies was not yet known, A&M was instructed to proceed as far back in its review as necessary to identify a "period without questionable valuations." Even today, A&M still has not determined

conclusively whether there was a period in which the Fund was accurately reporting its swap values.

215. The Board was also informed by U.S. Bank of additional valuation errors in 2020 relating to B-Val that had not been disclosed to the Board despite being previously identified by U.S. Bank.

216. Mr. Simon, the CCO, admitted that "an incorrect starting observation period had been provided to Bloomberg," which "had resulted in the incorrect valuation of the contract from acquisition, June 6, 2019, until the error was detected and corrected" in August 2020.

217. In addition, Mr. Simon disclosed an error in 2020 "regarding the mapping of a KOSPI (Korea Composite Stock Price Index) variance swap to Bloomberg," which also had not been reported to the Board.

218. These errors had required the Fund to "reprocess all shareholder activity from April 6, 2020 until November 30, 2020"—*i.e.*, over seven months of trading activity.

219. ███

███

██████████████████████████████████████

220. During a February 21, 2021 special meeting, the Board was informed of the SEC's belief that Infinity Q's pricing manipulation had been "going on since at least June 2019," but the SEC would later determine that the misconduct reached as far back as 2017.

G. The Board Announces The Liquidation And Is Forced To Immediately Sell The Fund's Positions

221. On February 22, 2021, at the SEC's insistence, the Fund submitted an application to the SEC, pursuant to Rule 22(e) of the 1940 Act, for permission to suspend redemptions and liquidate (the "22(e)(3) Application").

222. The 22(e)(3) Application disclosed to investors that the Fund was unable to accurately calculate its NAV because of Infinity Q's manipulation of the value of the Fund's swap instruments:

> [B]ased on information learned by the Commission staff and shared with Infinity Q, Infinity Q informed the Fund that Infinity Q's Chief Investment Officer had been adjusting certain parameters within the third-party pricing model that affected the valuation of the Swaps. On February 19, 2021, Infinity Q informed the Fund that at such time it was unable to conclude that these adjustments were reasonable, and, further, that it was unable to verify that the values it had previously determined for the Swaps were reflective of fair value. Infinity Q also informed the Fund that it would not be able to calculate a fair value for any of the Swaps in sufficient time to calculate an accurate NAV for at least several days. Infinity Q and the Fund immediately began the effort to value these Swap positions accurately to enable the Fund to calculate an NAV, which effort includes the retention of an independent valuation expert. However, Infinity Q and the Fund currently believe that establishing and verifying those alternative methods may take

several days or weeks. Infinity Q and the Fund are also determining whether the fair values calculated for positions other than the Swaps are reliable, and the extent of the impact on historical valuations. As a result, the Fund was unable to calculate an NAV on February 19, 2021, and it is uncertain when the Fund will be able to calculate an NAV that would enable it to satisfy requests for redemptions of Fund shares.

223. The Fund stated that it would wind down its swap positions and ultimately liquidate the Fund entirely:

> The Fund and Infinity Q believe that the best course of action for current and former shareholders of the Fund is to liquidate the Fund in a reasonable period of time, determine the extent and impact of the historical valuation errors, and return the maximum amount of proceeds to such shareholders. Relief permitting the Fund to suspend redemptions and postpone the date of payment of redemption proceeds with respect to redemption orders received but not yet paid will permit the Fund to arrive at a valuation for the Swaps and any other portfolio holdings for which current and reliable market quotations are not available, and to liquidate its holdings in an orderly manner.

224. The SEC granted the 22(e)(3) Application that same day in an order requiring the Fund to submit (1) "a plan for the orderly liquidation of Fund assets" by March 1, 2021 and a (2) "plan for making appropriate payments to current and former Fund shareholders" within 90 days.

225. Following the SEC's order, several of the counterparties to the Fund's over-the-counter ("OTC") positions, including the Fund's swap instruments, issued notices of intent to terminate those positions immediately.

226. These notices created a risk that the Fund could owe money to the counterparties in those positions based on prices dictated by the counterparties. As a result, the Board decided to liquidate the Fund's entire portfolio immediately.

227. On February 26, the Board retained Russell Investments Implementation Services ("RIIS") "to advise it with respect to the Fund's liquidation, to act as its designee, and to work with Infinity Q on all Fund transactions."

228. By March 9, 2021—*i.e.*, *in a little over a week*—RIIS and the Board had liquidated 93% of the Fund's investments. By March 19, 2021, RIIS had liquidated the entire portfolio.

229. After converting its portfolio to cash, the Fund held only $1.25 billion of the $1.73 billion in net assets last reported by the Fund—*i.e., it was short nearly $500 million or a third of the Fund*.

230. Given that the Fund held roughly $1.2 billion in cash equivalents, it appears that the Fund was able to glean less than $50 million for its entire derivatives portfolio—a tenth of the previously stated value.

231. Infinity Q admitted that the discrepancy was "attributable primarily to the value realized on liquidation of the Fund's bilateral OTC positions compared to their stated value on February 18," which "included variance swaps, and other OTC

swaps and options positions, that represented approximately 18% and 11%, respectively, of the Fund's NAV on February 18, 2021."

232. In a report published by *Morningstar*, an investment analyst concluded that Infinity Q's adjustments to the prices of the Fund's derivative securities were intended to permit it "to post only minimal losses," and that "management, of course, should have prevented such meddling [but] did not."

H. The Board Takes No Action To Recover Losses Incurred By Investors

233. Despite the Fund's collapse and the pervasive valuation fraud that caused it, the Board has taken no action to recover from the persons responsible.

234. While the Board has stated to investors that it "continues to analyze any potential claims it may have against others," its actions tell a different story and show that the Trustees are unwilling to consider claims against themselves or U.S. Bank for their role in enabling the fraudulent valuations.

235. The Board has continued to permit U.S. Bank and the Fund's officers, which are U.S. Bank employees, to manage the Fund's affairs, including with respect to the historical valuation analysis and the Fund's liquidation proceedings, despite U.S. Bank's role in causing the Fund's valuation issues and its potential liability in this action and others.

236. The Trustee Defendants also retained attorneys at Morgan Lewis, which were simultaneously engaged by the Officer Defendants—each of whom is a senior employee of U.S. Bank.

237. This obvious conflict eliminated any probability that the Board would consider making a recovery from U.S. Bank, the primary service provider responsible for securities pricing and NAV calculation.

238. Indeed, while the Board has obtained tolling agreements from multiple of the Fund's service providers, including Infinity Q and EisnerAmper, the Board has refused to seek a tolling agreement with U.S Bank or any of the Officer Defendants.

239. Nor have the Trustee Defendants themselves agreed to tolling agreements with the Fund, despite having direct responsibility for the securities valuation issues that led to the Fund's collapse.

240. The Board has not even made changes to its Valuation Policies for the TAP Funds to account for the obvious deficiencies identified through the Fund's collapse. For example, in 2021, U.S. Bank informed the Board that there had been "no material changes to the policies and procedures of Fund Services and U.S. Bank."

I. The Board Protects Itself By Establishing A Special Litigation Committee In Advance Of Litigation

241. Throughout 2021, following Plaintiff's inspection demand served in March 2021, counsel for Plaintiff repeatedly identified the obvious conflict of interest in permitting Morgan Lewis to simultaneously represent the Trustee Defendants and the Officer Defendants.

242. Counsel also repeatedly raised the role of U.S. Bank in the Fund's securities valuation and inquired as to why the Board was not considering making a recovery from U.S. Bank on behalf of the Fund.

243. Rather than take action for the benefit of the Fund and its shareholders, the Board appears to have opted to proactively defend itself and U.S. Bank against this litigation even before this case was filed.

244. On December 20, 2021, the Board formed an SLC for the stated purpose of "investigating and pursuing potential claims on behalf of the Infinity Q Diversified Alpha Fund (the 'Fund'), a series of the Trust."

245. Recognizing that all of the Trustee Defendants were subject to significant liability and thus conflicted, the Board appointed a new trustee, Andrew M. Calamari, and designated him Chair and the only member of the SLC.

246. Mr. Calamari has been assigned to purportedly "(i) investigate, review, and evaluate any potential Claims, (ii) determine whether prosecution, settlement,

or other disposition of any such Claims is in the best interests of the Fund and its shareholders in light of all the facts and circumstances, and (iii) supervise any such prosecution, settlement, or other disposition of any such Claims."

247. Notwithstanding the above, the fact remains that more than a year after the Fund's collapse, the Board has yet to take any action to recover any of the Fund's losses, despite that at least three of the tolling agreements obtained by the Board will expire on March 1, 2022.

DAMAGES TO THE FUND

248. As a result of the Defendants' conduct set forth herein, the Fund has incurred significant liability exposure, indemnification, and legal and administrative expenses in connection with its publication of materially inaccurate NAVs, including multiple pending securities class actions alleging that investors paid inflated prices for the Fund's shares.

249. The Fund was also forced to cease operations and liquidate its entire portfolio of securities on an expedited basis, which resulted in significant investment losses that the Fund otherwise would not have incurred.

250. The Fund has also incurred significant costs and expenses in connection with its forced liquidation proceedings, including with respect to the Fund's liquidation advisers and consultants and associated legal and administrative fees.

251. The Fund is also now the subject of an SEC investigation and faces potential enforcement liability and has incurred significant legal costs and expenses as a result.

252. The Fund also was damaged by overpayment of fees to its service providers during the period its securities holdings were misvalued.

253. Certain of the fees paid by the Fund to its service providers, including Infinity Q and U.S. Bank, are calculated as a percent of the Fund's AUM.

254. The fraudulent valuation of the Fund's swap instruments inflated the Fund's reported AUM, and as a result the asset-based fees paid by the Fund to its service providers, causing the Fund to overpay for the services provided.

PRE-SUIT DEMAND IS EXCUSED

255. Plaintiff repeats and realleges all of the allegations set forth in the paragraphs above as if fully set forth herein.

256. Plaintiff brings this action derivatively in the right and for the benefit of the Fund to redress the breaches of fiduciary duty, breaches of contract, and other violations of law by the Defendants, as alleged herein.

257. Plaintiff has owned shares of the Fund continuously at all relevant times set forth herein.

258. Plaintiff will adequately and fairly represent the interests of the Fund and its shareholders in enforcing and prosecuting the Fund's rights, and Plaintiff has retained counsel experienced in prosecuting derivative actions of this nature.

259. Plaintiff has not made, and is excused from making, a pre-suit demand on the Board to assert the claims herein for the reasons that follow.

260. The majority of the members of the Board are incapable of disinterestedly and independently considering a demand under the futility analysis set forth in *United Food and Commercial Workers Union v. Zuckerberg*, No. 404 2020, 2021 WL 4344361 (Del. Sept. 23, 2021) because they "face a substantial likelihood of liability."

261. The Trustee Defendants—which make up six of the seven members of the Board—each face personal liability for the claims set forth herein.

262. The Fund's Declaration of Trust does not exculpate or otherwise limit in any way the Trustee Defendants' liability for the breaches set forth herein.

263. The Trustee Defendants had a direct statutory duty to determine the fair value of the Fund's securities, and they did so in a grossly negligent and reckless manner, resulting in an overstatement of the value of the Fund's portfolio by hundreds of millions of dollars for at least four years.

264. The Trustee Defendants permitted U.S. Bank and Infinity Q to disregard the Fund's standard valuation procedures and violate the Fund's Valuation Policies, and allowed Infinity Q to submit swap prices without substantive oversight, even as the size and significance of those holdings increased substantially.

265. The Trustee Defendants knew or should have known that U.S. Bank was not genuinely verifying Infinity Q's securities valuations through B-Val, but nonetheless ratified each and every of the Fund's fraudulent valuations and permitted the Fund to integrate them into its published NAV.

266. As a result of their grossly negligent conduct, the Trustee Defendants face substantial liability in this action as well as significant risk of an SEC enforcement action, and thus cannot fairly consider a pre-litigation demand to bring an action against themselves based on the facts set forth herein.

267. Indeed, the Trustee Defendants *have conclusively conceded the above by forming the SLC*, and thus have disabled themselves from considering a pre-litigation demand. Therefore, pre-suit demand is excused.

CAUSES OF ACTION

COUNT I

Claim Against The Trustee Defendants
For Breaches Of Fiduciary Duties

268. Plaintiff repeats and realleges all of the allegations set forth in the paragraphs above as if fully set forth herein.

269. The Trustee Defendants owed the Fund the highest fiduciary duties of care and loyalty.

270. The Trustee Defendants had an express statutory obligation under the 1940 Act to determine, subject to their fiduciary duties, the value of the Fund's securities, oversee the personnel involved in this process, and mitigate conflicts of interest between the Fund and its service providers.

271. As set forth in detail above, the Trustee Defendants breached their fiduciary duties by determining the value of the Fund's portfolio of securities in a grossly negligent and reckless manner.

272. As a result of these breaches, the Trustee Defendants are liable to the Fund.

COUNT II

Claim Against U.S. Bank
For Breaches Of Contract

273. Plaintiff repeats and realleges all of the allegations set forth in the paragraphs above as if fully set forth herein.

274. U.S. Bank served as the Fund's fund administrator, fund accountant, transfer agent, and fund custodian under contracts with the Fund, pursuant to which U.S. Bank agreed that it would "exercise reasonable care in the performance of its duties" and would be liable for its own "negligence."

275. U.S. Bank also agreed to indemnify the Fund for any losses or liabilities incurred because of negligence or other misconduct on its part.

276. As set forth in detail above, U.S. Bank breached its agreements with the Fund by conducting its responsibilities with respect to securities pricing, the Fund's NAV, and the Fund's financial statements in a negligent manner.

277. As a result of these breaches, U.S. Bank is liable to the Fund.

COUNT III

Claim Against The Officer Defendants
For Breaches Of Fiduciary Duties

278. Plaintiff repeats and realleges all of the allegations set forth in the paragraphs above as if fully set forth herein.

279. The Officer Defendants, as a result of their positions as Fund officers, owed fiduciary duties of care and loyalty to the Fund.

280. As set forth in detail above, the Officer Defendants breached their duties owed to the Fund by performing their responsibilities with respect to securities pricing, the Fund's NAV, and the Fund's financial statements in a grossly negligent and reckless manner.

281. As a result of these breaches, the Officer Defendants are liable to the Fund.

COUNT IV

Claim Against Infinity Q
For Breaches Of Fiduciary Duties

282. Plaintiff repeats and realleges all of the allegations set forth in the paragraphs above as if fully set forth herein.

283. Infinity Q, as a result of its position as the Fund's investment adviser, owed the Fund fiduciary duties of care and loyalty.

284. Infinity Q breached its fiduciary duties, as set forth in detail above, by fraudulently manipulating and modifying the Fund's securities pricing models so as to generate inaccurate securities prices, which were integrated into the Fund's published NAVs and financial statements.

285. As a result of these breaches, Infinity Q is liable to the Fund.

COUNT V

Claim Against Infinity Q
For Breaches Of Contract

286. Plaintiff repeats and realleges all of the allegations set forth in the paragraphs above as if fully set forth herein.

287. Under the IAA, Infinity Q agreed to "manage and oversee the investments of [the] Fund" using its "best judgment" and in compliance with "the Advisers Act, the Investment Company Act, and any other applicable state and/or self-regulatory organization regulations."

288. Under the IAA, Infinity Q expressly assumed liability to the Fund for its own "willful malfeasance, bad faith, gross negligence, or reckless disregard."

289. Infinity Q breached its contractual duties, as set forth in detail above, by willfully causing the Fund's securities prices to be overstated in violation of, among other things, the Investment Advisers Act and the Investment Company Act.

290. As a result of these breaches, Infinity Q is liable to the Fund.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment as follows:

A.   Declaring that a pre-suit demand on the Board would be futile and is excused;

B.   Declaring that the Trustee Defendants breached their fiduciary duties owed to the Fund;

C.   Declaring U.S. Bank breached its contractual duties owed to the Fund;

D.   Declaring that the Officer Defendants breached their fiduciary duties owed to the Fund;

E.   Declaring that Infinity Q breached its contractual and fiduciary duties to the Fund;

F.   Awarding damages in favor of the Fund and against Defendants for damages caused by the misconduct set forth herein in an amount to be proven at trial, including pre-and post-judgment interest;

G.   Ordering U.S. Bank to disgorge any portion of its fees collected from the Fund based on the improperly inflated assets of the Fund reported prior to February 22, 2021;

H.   Granting any additional extraordinary equitable and injunctive relief in favor of the Fund and against all Defendants to the fullest extent permitted by law and/or equity and consistent with the allegations above;

I.   Awarding Plaintiff the costs of the action, including reasonable attorneys' fees, accountants' fees, consultants' fees, and experts' fees, costs, and expenses; and

J.   Granting such further relief as the Court deems just and proper.

Dated: February 23, 2022

                                                    BERNSTEIN LITOWITZ BERGER
                                                    & GROSSMANN LLP

OF COUNSEL: */s/ Gregory V. Varallo*
                                                    Gregory V. Varallo (Bar No. 2242)
Aaron T. Morris   Glenn R. McGillivray (Bar No. 6057)
Leo Kandinov   500 Delaware Avenue, Suite 901
Andrew W. Robertson   Wilmington, DE 19801
MORRIS KANDINOV LLP   (302) 364-3601
1740 Broadway, 15th Floor
New York, NY 10019   *Counsel for Plaintiff*

Mark Lebovitch
BERNSTEIN LITOWITZ
BERGER & GROSSMANN LLP
1251 Avenue of the Americas
New York, NY 10020